SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 4, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 4, 2020.

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Jorge Horacio Brito	12-31-2022
Vice chairman	Delfín Jorge Ezequiel Carballo	12-31-2020
Directors	Jorge Pablo Brito	12-31-2021
	Carlos Alberto Giovanelli	12-31-2021
	Nelson Damián Pozzoli	12-31-2021
	Fabián Alejandro de Paul (*)	12-31-2021
	Guillermo Merediz (*)	12-31-2021
	Constanza Brito	12-31-2020
	Mario Luis Vicens (*)	12-31-2020
	Guillermo Eduardo Stanley	12-31-2020
	Juan Martín Monge Varela (*)(**)	12-31-2020
	Delfín Federico Ezequiel Carballo	12-31-2022
	Ramiro Tosi (*)	12-31-2022
Alternate Directors	Santiago Horacio Seeber	12-31-2021
	Alan Whamond (*)	12-31-2021
	Vacante (***)	12-31-2021

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2020
	Carlos Javier Piazza	12-31-2020
	Enrique Alfredo Fila	12-31-2020

Alternate Syndics	Alejandro Carlos Piazza	12-31-2020
	Leonardo Pablo Cortigiani	12-31-2020
	Gustavo Macagno	12-31-2020

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

(**) Mr. Juan Martín Monge Varela submitted his resignation on March 12th 2020, effective as of the appointment of his successor by the Shareholders' Meeting, and accepted by the Board on March 18th. The General and Special Shareholders' Meeting held on April 30th 2020 resolved, upon a motion made by the shareholder ANSES-FGS, to call a 30-day recess for the appointment of his successor and therefore Mr. Juan Martín Monge Varela shall continue in his position until the effective appointment of his successor once the shareholders' meeting is resumed next May 27th at 11:00 AM.

(***) Since the General and Special Shareholders' Meeting held on April 30th 2020 resolved, upon a motion made by the shareholder ANSES-FGS, to call a recess for the appointment of an alternate director to act in the place of Mr. Alejandro Guillermo Chiti, who submitted his resignation on March 12th 2020 and which resignation was accepted by the Board on March 18th, such office remains vacant until the effective appointment of his successor once the shareholders' meeting is resumed next May 27th at 11:00 AM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer